EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

 OPERATIONS AND FINANCIAL CONDITION

 FOR THE THREE MONTHS ENDED MARCH 31, 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with the Company’s most recently issued annual consolidated financial statements for the year ended December 31, 2014 ("Consolidated Financial Statements").

Cautionary notes regarding forward-looking statements follow this MD&A.

1.    CORE BUSINESS

Yamana Gold Inc. (TSX:YRI and NYSE:AUY) (the “Company” or “Yamana”) is a Canadian-headquartered gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company has significant precious metal properties and land positions throughout the Americas including in Brazil, Chile, Argentina, Mexico and Canada.

Note 3(a) Significant Accounting Policies - Basis of Consolidation to the most recently audited Consolidated Financial Statements lists Yamana’s significant subsidiaries with 100% equity interest and its joint operation of the Canadian Malartic mine.  The Company does not have any material off-balance sheet arrangements, except as noted in Note 33 Contractual Commitments to the Consolidated Financial Statements.

2.    HIGHLIGHTS

For the three months ended March 31, 2015

Financial

•	Revenue from continuing operations of $458.1 million on the sale of 296,167 ounces of gold, 2.4 million ounces of silver, and 26.7 million pounds of copper(i).

•
Net loss from continuing operations of $135.2 million or $0.15 per share basic and diluted after a $96.4 million reduction for non-cash unrealized foreign exchange rate fluctuations on deferred income taxes in the jurisdictions the Company operates.

•	Adjusted loss(ii) from continuing operations of $37.5 million or $0.04 basic and diluted loss per share.

•	Mine operating earnings from continuing operations of $40.2 million.

•
Cash flows from operating activities from continuing operations after changes in non-cash working capital of $2.0 million and cash flows from operating activities before changes in non-cash working capital(ii) of $96.0 million.

Operational

•	Gold production of 304,874 ounces or 33% higher than the first quarter of 2014 and 304,414 ounces from continuing operations or 37% higher than the first quarter of 2014.

•	Gold production from cornerstone assets(iii) on target and higher than the comparative quarter of 2014 production levels with particular highlights including the following:

◦	20% increase in production at Gualcamayo, over the first quarter of 2014.

◦	15% increase in production at Minera Florida, over the first quarter of 2014.

◦	9% increase in production at Chapada, over the first quarter of 2014.

◦	Record quarterly production from Canadian Malartic(v) of 67,894 ounces of gold.

◦	25% increase in production at Jacobina, over the first quarter of 2014 at cash costs approximately 23% lower than the same quarter of 2014.

•	Cash costs(ii)from continuing operations of $654 per ounce of gold and $696 per ounce of gold on a co-product basis.

•
All-in sustaining costs from continuing operations(ii) of $893 per ounce of gold and $896 per ounce of gold on a co-product basis. All-in sustaining costs from continuing operations from cornerstone assets of $813 per ounce of gold on a co-product basis in line with budget and lower by 15% and 4% than the first and fourth quarters of 2014, respectively.

•
Silver production of 2.48 million ounces at cash costs from continuing operations of $7.10 per ounce of silver and $7.71 per ounce of silver on a co-product basis. All-in sustaining costs from continuing operations of $10.45 per ounce of silver and $10.55 per ounce of silver on a co-product basis.

•	Copper production from Chapada of 26.8 million pounds at cash costs of $1.81 per pound of copper and all-in sustaining costs of $2.14 per pound of copper on a co-product basis.

Strategic Developments and Updates

•
Following the considerable progress at improving the Brio Gold Inc. ("Brio Gold”) operations(v) and advancing the effort at C1 Santa Luz, the Company believes there is considerable value in the Brio Gold portfolio and that a going public event is the optimal approach to realizing this considerable value. Plans are progressing for a going public event in the third quarter of 2015.

•
Completed an offering of 56.5 million common shares at a share price of C$5.30 per share for aggregate proceeds totalling C$299.3 million (the "Offering"). The net proceeds of the Offering were used for general corporate purposes, and to reduce the amount outstanding on the Company’s revolving line of credit further strengthening the balance sheet. This action provides flexibility and places the Company in a stronger position to deliver future growth.

Construction and Development

•
A construction decision was made on Cerro Moro, Argentina. Work continued on detailed engineering of a 1,000 tonnes per day processing plant and mine. The project is on track for construction to begin late in 2015 with production still expected to begin in mid-2017.

•
Announced the signing of a Definitive Agreement (the "Agreement") with the provincial Government of Catamarca, Argentina (the "Government”) relating to the creation of the Catamarca Mining District to further advance Agua Rica.  The Agreement, the first of its kind, sets the groundwork for the Company and the Government to work together to consolidate important mining projects and prospective properties in the province, most notably the Agua Rica property and the Cerro Atajo prospect. The agreement provides a framework of cooperation that would provide the basis for evaluation of Cerro Atajo, and as the potential is confirmed, a plan will be developed to improve and upgrade infrastructure in the District.

Exploration

•	El Peñón, Chile - drilling results at Laguna and Ventura are supporting the economic potential of the targets and the potential for mineral resource expansion and reclassification.

•	Chapada, Brazil - drilling at Sucupira intersected mineral intervals which continued to support the extension of the mineralization previously identified.
______________________________

(i)	Excluding attributable sales from Alumbrera.

(ii)	A non-GAAP measure - Refer to Section 13.

(iii)	Includes Chapada, El Peñón, Gualcamayo, Mercedes, Canadian Malartic, Minera Florida and Jacobina.

(iv)	Canadian Malartic acquisition closed June 16, 2014.

(v)	Brio Gold holdings include Fazenda Brasileiro, Pilar and C1 Santa Luz. Currently, C1 Santa Luz is on care and maintenance.

3.    OUTLOOK AND STRATEGY

The Company strives to balance production, capital and operating costs, maximize investment and returns while balancing risk and rewards to demonstrate strong cash flow and other financial performance.

In 2015, the Company expects to deliver planned production growth at operating costs consistent with 2014 levels. In addition, the Company has made the decision to move ahead with the Cerro Moro project which is a high quality project that has the potential to add significantly to production growth at low cost. The overall focus in 2015 is to maximize production and mitigate costs.

Production in the first quarter was as expected, leading to continued confidence in previously provided production and cost guidance. Consistent with prior years, the Company expects sequential quarter-over-quarter production growth with production in the first quarter being at the lowest level for year. In 2015, the Company expects to deliver production of 1.30 million ounces of gold, 9.6 million ounces of silver and 120 million pounds of copper. Gold production is expected to consist of approximately 1.17 million ounces of gold from the Company’s cornerstone operations and its other producing mines, and approximately 130,000 ounces attributable to Brio Gold.

The focus on growth will not come at the expense of the significant achievements to date in cost containment and margin reclamation. Cash costs are expected to be lower quarter-over-quarter with the potential to be further enhanced by external factors such as declining fuel prices and in country currency devaluations. Estimated cash costs for 2015 are forecast to be approximately $545 per ounce of gold and $6.00 per ounce of silver. For the Company's portfolio excluding Brio Gold, estimated cash costs for 2015 are forecast to be approximately $525 per ounce of gold. For Brio Gold, estimated cash costs for 2015 are forecast to be approximately $730 per ounce of gold.

Estimated all-in sustaining costs for 2015 are forecast to be between $800 and $830 per ounce of gold, and $10.30 and $10.50 per ounce of silver. Estimated all-in sustaining co-product costs for 2015 are forecast to be between $880 and $910 per ounce of gold and $11.10 and $11.30 per ounce of silver.

The Company’s operating and financial results in the first quarter were in line with expectations and support continued confidence in other components of 2015 guidance, including:

•	Sustaining capital is expected to be approximately $265 million or approximately $176 per ounce of gold and $2.75 per ounce of silver;

•	Expansionary capital spending is expected to be approximately $90 to $140 million;

•	Exploration spending is expected to be approximately $98 million, which is at the top of the previously provided guidance range;

•	Depreciation, depletion and amortization is expected to be approximately $570 million or approximately $395 per ounce of gold and $6 per ounce of silver; and

•
General and administrative ("G&A") expenses are expected to be approximately $120 million. The Company is continuing to pursue various opportunities to reduce G&A expenses and expects additional reductions once plans to divest Brio Gold are realized.

4.             SUMMARY OF FINANCIAL AND OPERATING STATISTICS

4.1    First Quarter Financial Statistics

For the three months ended March 31,	2015	2014
Net loss per share attributable to Yamana equity holders - basic and diluted	$(0.17)	$(0.04)
Net loss per share from continuing operations attributable to Yamana equity holders - basic and diluted	$(0.15)	$(0.04)
Adjusted (loss)/earnings per share (i)(ii) from continuing operations attributable to Yamana Gold Inc. equity holders. - basic and diluted	$(0.04)	$0.01
Dividends declared per share	$0.0150	$0.0375
Dividends paid per share	$0.0150	$0.0650
Weighted average number of common shares outstanding - basic (in thousands)	913,716	753,356
Weighted average number of common shares outstanding - diluted (in thousands)	913,716	753,356

(In millions of United States Dollars; unless otherwise noted)
Net loss from continuing operations attributable to Yamana equity holders	$(135.2)	$(31.4)
Adjusted (loss)/earnings from continuing operations attributable to Yamana Gold Inc. equity holders (i)	$(37.5)	$9.9
Revenues	$458.1	$353.9
Mine operating earnings	$40.2	$33.1
Cash flows from operating activities from continuing operations (v)	$2.0	$30.7
Cash flows from operating activities before changes in non-cash working capital (i) (v)	$96.0	$93.9
Cash flows to investing activities from continuing operations (v)	$(73.2)	$(139.2)
Cash flows (to)/from financing activities from continuing operations (v)	$2.9	$97.2
Average realized gold price per ounce (iii)	$1,217	$1,300
Average realized silver price per ounce (iii)	$16.74	$20.43
Average realized copper price per pound (iii)	$2.89	$3.25
Average market gold price per ounce (iv)	$1,219	$1,292
Average market silver price per ounce (iv)	$16.74	$20.45
Average market copper price per pound (iv)	$2.65	$3.19
_____________________________

(i)
A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 13 including a discussion and definition of Adjusted Earnings, Adjusted Earnings per Share, and additional measures.

(ii)
The dilution effect of the convertible debt recognized in net earnings is a non-cash factor which is excluded in determining Adjusted Earnings.  Therefore, the dilution effect of the convertible debt has no effect on the calculation of Adjusted Earnings per share.

(iii)	Realized prices based on gross sales compared to market prices for metals may vary due to infrequent shipments and depending on timing of the sales.

(iv)	Source of information: Bloomberg.

(v)	Cash flow balances are attributable to Yamana Gold Inc. equity holders.

4.2    First Quarter Operating Statistics

For the three months ended March 31,	2015	2014	2015	2014
Ounces of Production	Gold		Silver
Chapada	22,360	20,455	61,942	62,729
El Peñón	60,526	59,669	2,165,201	1,824,794
Gualcamayo	46,177	38,481	—	—
Mercedes	24,270	23,579	113,439	94,042
Canadian Malartic (iv)	67,894	—	—	—
Minera Florida	28,113	24,409	142,328	195,287
Jacobina	18,591	14,853	—	—
Alumbrera (i)	5,306	10,115	—	—
Brio Gold (ii)	31,177	31,298	—	—
Total from continuing operations	304,414	222,859	2,482,910	2,176,852
Ernesto/Pau-a-Pique (discontinued operations)	460	5,511	—	—
Total production	304,874	228,370	2,482,910	2,176,852
Cash costs from continuing operations per ounce (iii)
Chapada	$(193)	$(770)	$(20.68)	$(49.04)
El Peñón	$598	$599	$7.63	$8.45
Gualcamayo	$771	$739	$—	$—
Mercedes	$831	$668	$7.22	$10.01
Canadian Malartic (iv)	$632	$—	$—	$—
Minera Florida	$718	$672	$11.07	$7.35
Jacobina	$962	$1,245	$—	$—
Alumbrera (i)	$887	$(1,413)	$—	$—
Brio Gold (ii)	$824	$958	$—	$—
Cash costs from continuing operations per ounce produced (iii)	$654	$474	$7.10	$6.76
Co-product cash costs from continuing operations per ounce produced (iii)	$696	$687	$7.71	$8.32
All-in sustaining costs from continuing operations per ounce (iii)	$893	$859	$10.45	$12.67
All-in sustaining co-product costs from continuing operations per ounce (iii)	$896	$1,034	$10.55	$13.77

Concentrate Production			2015	2014
Chapada concentrate production (tonnes)			47,685	51,570
Chapada copper contained in concentrate production (millions of lbs)			26.8	27.6
Chapada co-product cash costs per pound of copper (iii)			$1.81	$1.84
Co-product cash costs per pound of copper produced (iii)			$2.10	$1.96

Sales Included in Revenue (excluding 12.5% interest in Alumbrera)			2015	2014
Gold (ounces)			296,167	192,587
Silver (ounces)			2,438,333	2,198,705
Chapada concentrate (tonnes)			50,337	48,747
Chapada payable copper contained in concentrate (millions of lbs)			26.7	25.4
____________________

(i)	The Company holds a 12.5% equity interest in Alumbrera.

(ii)	Brio Gold holdings include Fazenda Brasileiro, Pilar and C1 Santa Luz. Currently, Santa Luz is on care and maintenance. Commissioning production related to Brio Gold is included.

(iii)
A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 13 including a discussion and definition of Cash Costs and All-in Sustaining Costs. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(iv)	Canadian Malartic acquisition closed June 16, 2014.

5.    OVERVIEW OF RESULTS

5.1    First Quarter Overview of Financial Results

For the three months ended March 31, (In millions of United States Dollars; unless otherwise noted)	2015	2014
Revenues	$458.1	$353.9
Cost of sales excluding depletion, depreciation and amortization	(280.0)	(208.9)
Gross margin excluding depletion, depreciation and amortization	178.1	145.0
Depletion, depreciation and amortization	(137.9)	(111.9)
Mine operating earnings	40.2	33.1
Other expenses (i)	(69.4)	(50.2)
Equity (loss)/earnings from associate	(4.4)	1.2
Loss before income taxes	(33.6)	(15.9)
Income tax expense	(101.6)	(15.5)
Net loss from continuing operations	$(135.2)	$(31.4)
(Loss)/earnings from discontinued operations	$(16.6)	1.8
Net loss attributable to Yamana Gold Inc. equity holders	$(151.8)	$(29.6)

Earnings adjustments (ii):
Net loss from continuing operations	$(135.2)	$(31.4)
Non-cash unrealized foreign exchange gains	(22.0)	(6.8)
Share-based payments/mark-to-market of deferred share units	5.1	5.3
Impairment and mark-to-market of investment in available-for-sale securities and other assets	2.0	6.2
Other non-recurring provisions, losses and adjustments	17.5	1.5
Adjusted earnings before income tax effect	$(132.6)	$(25.2)
Non-cash unrealized foreign exchange losses in tax	96.4	34.1
Income tax effect of adjustments	(1.3)	1.0
Adjusted (loss)/earnings from continuing operations (ii)	$(37.5)	$9.9

Net loss per share from continuing operations attributable to Yamana Gold Inc. equity holders - basic and diluted	$(0.15)	$(0.04)
Net loss per share attributable to Yamana Gold Inc. equity holders - basic and diluted	$(0.17)	$(0.04)
Adjusted (loss)/earnings per share from continuing operations attributable to Yamana Gold Inc. equity holders (ii)(iii) - basic and diluted	$(0.04)	$0.01
______________________________

(i)
For the three-months ended March 31, 2015, other expenses represent the aggregate of the following expenses: general and administrative of $29.4 million (2014 - $31.5 million), exploration and evaluation of $5.4 million (2014 - $4.6 million), other operating expense of $23.4 million which is comprised of provisions and write-downs of indirect tax credits (2014 - $12.2 million) and net finance expense of $11.2 million (2014 - finance expense $1.9 million).

(ii)
A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 13 including a discussion and definition of Adjusted Earnings and Adjusted Earnings per Share. Cash flow balances are attributable to Yamana Gold Inc. equity holders.

(iii)
The dilution effect of the convertible debt recognized in net earnings is a non-cash factor which is excluded in determining Adjusted Earnings.  Therefore, the dilution effect of the convertible debt has no effect on the calculation of Adjusted Earnings per share.

For the three months ended March 31, 2015

Net loss from continuing operations attributable to Yamana equity holders for the three months ended March 31, 2015 was $135.2 million or $0.15 per share basic and diluted impacted by higher income tax expense, compared to net loss from continuing operations attributable to Yamana equity holders of $31.4 million or $0.04 per share basic and diluted for the three months ended March 31, 2014.  The income tax expense for the quarter reflects the impact of the non-cash unrealized foreign exchange losses of $96.4 million related to deferred income taxes as during the period the Brazilian Real, Argentinean Peso, Mexican Peso and Canadian Dollar devalued against the US Dollar. The following chart outlines the components of the income tax expense including the foreign exchange impact for the quarter.

In millions of United States Dollars	Current Taxes	Deferred Taxes	March 31, 2015	March 31, 2014
Income tax expense/(recovery) before foreign exchange in taxes	$32.4	$(27.2)	$5.2	$(18.6)
Non-cash unrealized foreign exchange losses in tax	1.1	95.3	96.4	34.1
Income tax expense	$33.5	$68.1	$101.6	$15.5

The impact of these foreign exchange movements on taxes are non-cash and, as such, are excluded from adjusted earnings.

On a go-forward basis interest expense will decrease with the plan to divest the Brio assets, the proceeds of which will be used to fully pay down the outstanding balance on the revolving line of credit. Furthermore, the Company is continuing to pursue various opportunities to reduce G&A expenses and expects additional reductions once plans to divest Brio Gold are realized.

Adjusted loss (a non-GAAP measure, see Section 13) from continuing operations was $37.5 million or $0.04 per share basic and diluted for the three months ended March 31, 2015, compared to adjusted earnings of $9.9 million or $0.01 per share for the same period of 2014. Mine operating earnings for the three months ended March 31, 2015 were $40.2 million, compared to $33.1 million for the same period of 2014. Adjusted loss and mine operating earnings for the period were impacted by lower realized metal prices of approximately 6% for gold, 18% for silver and 11% for copper, partially offset by higher sales volume. Mine operating earnings included additional depletion, depreciation and amortization as a result of the acquisition of Canadian Malartic in the second quarter of 2014 and Pilar which completed commissioning in the third quarter of 2014.

Cash flows from operating activities from continuing operations for the three months ended March 31, 2015, after and before (a non-GAAP measure, see Section 13) changes in non-cash working capital, were $2.0 million and $96.0 million, respectively. The Company generated $0.21 of operating cash flows before changes in non-cash working capital for every dollar of revenue generated during the period consistent with the same period of 2014 after excluding the impact of dividends received from Alumbrera which were $nil during the current period. Revenue for the three months ended March 31, 2015 of $458.1 million compared to $353.9 million for the same period of 2014 as a result of higher sales quantities offset by lower metal prices. Revenue for the first quarter of 2015 was generated from the sale of 296,167 ounces of gold, 2.4 million ounces of silver and 26.7 million pounds of copper, excluding attributable sales from Alumbrera which is accounted for as an equity investment. This compares to sales, excluding Alumbrera, of 192,587 ounces of gold, 2.2 million ounces of silver and 25.4 million pounds of copper for the three months ended March 31, 2014.

The average realized price of gold for the quarter was $1,217 per ounce compared to $1,300 per ounce for the same quarter in 2014, or 6% lower and the average realized silver price was $16.74 per ounce compared to $20.43 per ounce for the same quarter in 2014, or 18% lower. The average realized price of copper was $2.89 per pound comparable to the $3.25 per pound for the fourth quarter in 2014, or 11% lower.

Revenue for the quarter was comprised of the following:

For the three months ended March 31,	2015				2014
(In millions of Dollars; unless otherwise noted)	Quantity Sold (ii)		Realized Prices (iii)	Revenue	Revenue
Gold (i)	296,167	oz	$1,217	$360.3	$250.4
Silver (i)	2,438,333	oz	16.74	40.8	44.9
Copper (i)	26,712,220	lbs	2.89	77.1	82.4
Gross revenue				$478.2	$377.7
(Deduct)/add:
- Treatment and refining charges of gold and copper concentrate				$(8.7)	(7.8)
- Sales taxes				(7.0)	(7.6)
- Metal price adjustments related to concentrate revenue				(4.3)	(5.5)
- Other adjustments				(0.1)	(2.9)
Revenue (ii)				$458.1	$353.9
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(i)	Includes payable gold, silver and copper contained in concentrate.

(ii)	Excludes Alumbrera which is accounted for as an equity investment and Ernesto/Pau-a-Pique which is a discontinued operation.

(iii)
Realized prices based on gross sales compared to market prices for metals may vary due to infrequent shipments and depending on timing of the sales. Realized price for copper of $2.89 is better than market price reflecting the settlements on copper forward contracts entered into by the Company.

Cost of sales excluding depletion, depreciation and amortization for the three months ended March 31, 2015 was $280.0 million compared to $208.9 million for the same period in 2014. Cost of sales excluding depletion, depreciation and amortization for the first quarter was higher than that of the same period in 2014 due to higher sales volume and higher cash costs.

The following table provides a reconciliation of the co-product cash cost (a non-GAAP measure, see Section 13) to the cost of sales excluding depletion, depreciation and amortization for the quarter:

For the three months ended March 31,	2015				2014
(In millions of Dollars; unless otherwise noted)	Gold/Silver Ounces or Pounds of Copper Produced (i)		Co-product Cash Cost per Unit (ii)	Total Costs	Total Costs
Chapada — Gold	22,360	oz	$456	$10.2	$11.6
Chapada — Silver	61,942	oz	3.60	0.2	0.4
Chapada — Copper	26,846,563	lbs	1.81	48.6	49.4
El Peñón — Gold	60,526	oz	598	36.2	35.7
El Peñón — Silver	2,165,201	oz	7.63	16.5	15.4
Gualcamayo — Gold	46,177	oz	771	35.6	28.4
Mercedes — Gold	24,270	oz	831	20.2	15.8
Mercedes — Silver	113,439	oz	7.22	0.8	0.9
Canadian Malartic — Gold (50% interest)	67,894	oz	632	43.0	—
Minera Florida — Gold	28,113	oz	718	20.2	16.4
Minera Florida — Silver	142,328	oz	11.07	1.6	1.4
Jacobina — Gold	18,591	oz	962	17.9	18.5
Brio Gold — Gold	31,177	oz	824	25.7	12.2
Co-product cash cost of sales (ii)				$276.7	$206.1
Add (deduct):
- Inventory movements and adjustments				7.6	(2.2)
- Chapada concentrate treatment and refining charges				(8.7)	(7.8)
- Commercial and other costs				1.4	9.0
- Overseas freight for Chapada concentrate				3.0	3.8
Cost of sales excluding depletion, depreciation and amortization (i)				$280.0	$208.9
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(i)	Excludes Alumbrera which is accounted for as an equity investment and Ernesto/Pau-a-Pique which is a discontinued operation.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis of Operations and Financial Condition.

Depletion, depreciation and amortization ("DDA") expense for the three months ended March 31, 2015 was $137.9 million compared to $111.9 million for the same period of 2014. Higher DDA was attributable to additional DDA following the acquisition of Canadian Malartic which closed at the end of the second quarter of 2014 including DDA on the amount of purchase price in excess of historical cost. Furthermore, additional DDA was recognized relative to the comparative period in 2014 from Pilar which completed commissioning effective October 1, 2014. DDA decreased during the current period at most mines that were in operation during the comparative period in 2014.

Other expenses include G&A, exploration and evaluation, other and net finance expenses and were $69.4 million for the three months ended March 31, 2015, compared to $50.2 million for the same period in 2014:

•	G&A expenses were $29.4 million, compared to $31.5 million for the same period in 2014.

•	Exploration and evaluation expenses were $5.4 million in line with the $4.6 million for the same period of 2014.

•	Other expenses were $23.4 million, compared to $12.2 million for the same period of 2014. Higher other expenses reflected increases in provisions and write-down of indirect tax credits.

•
Net finance expense was $11.2 million compared to net finance expense of $1.9 million for the same period of 2014. Higher net finance expense was due to interest expense on higher long-term debt balance and reduced amount of interest capitalized following the completion of mine commissioning offset by a higher net foreign exchange gain relative to the same period of 2014.

Equity loss from Alumbrera of $4.4 million for the three months ended March 31, 2015 compared to equity earnings of $1.2 million for the three months ended March 31, 2014. Equity loss was mainly a result of lower metal prices and reduced production from Alumbrera as the mine is near the end of its life. No cash dividends were received during the three months ended March 31, 2015 from the Company’s equity investment in Alumbrera compared to $17.6 million of the same period of 2014.

5.2    First Quarter Overview of Operating Results

For the three months ended March 31, 2015

Gold

First quarter production of 304,874 ounces of gold and 304,414 ounces of gold from continuing operations compared to total production of 228,370 ounces of gold and 222,859 ounces of gold from continuing operations in the first quarter of 2014. Production from cornerstone assets for the quarter of 267,930 ounces of gold was on target and compares to 181,447 ounces of gold in the first quarter of 2014, representing higher production at all cornerstone assets. Higher production from the first quarter of 2014 included a 25% increase at Jacobina, a 20% increase at Gualcamayo and a 15% increase at Minera Florida as well as the attributable ounces from Canadian Malartic. Similar to previous years, first quarter production was planned to be the lowest of the year and compared to the fourth quarter of 2014 based on the rainy season affecting some mines. Production is expected to accelerate for the remainder of the year with the largest impact at mines that contribute most significantly to the operating cash flow generation of the Company.

The following summarizes total production of gold ounces by mine for the first quarter relative to the comparative quarter in 2014:

-
10,000
20,000
30,000
40,000
50,000
60,000
70,000
Chapada
El Peñón
Guakamayo
Mercedes
Canadian Malartic (i)
Minera Florida
Jacobina
Alumbrera (12.5%)
Brio Gold
Q1 2015
Q1 2014

(i)	Canadian Malartic acquisition closed June 16, 2014.

Cash costs from continuing operations (a non-GAAP measure, see Section 13) for the first quarter were $654 per ounce of gold, compared to $474 per ounce of gold in the same quarter of 2014.  While production increased 37% compared to the first quarter of 2014, cash costs were impacted by a 11% decline in the realized price of copper resulting in much lower by-product credits for the quarter. On a co-product basis, cash costs from continuing operations (a non-GAAP measure, see Section 13) for the first quarter were $696 per ounce of gold, higher by 1% than the $687 per ounce of gold in the first quarter of 2014.  Relative to the fourth quarter, cash costs on a co-product basis reflect the impact of lower production.

All-in sustaining costs from continuing operations ("AISC", a non-GAAP measure, see Section 13) were $893 per ounce of gold compared to $859 per ounce of gold for the first quarter of 2014. On a co-product basis, AISC from continuing operations were $896 per ounce of gold for the fourth quarter compared to $1,034 per ounce of gold for the first quarter of 2014. All-in sustaining costs from cornerstone assets of $813 per ounce of gold on a co-product basis on target and lower by 15% and 6% than the first and fourth quarters of 2014, respectively.

Silver

First quarter silver production was 2.48 million ounces compared to 2.18 million ounces of silver in the first quarter of 2014 representing a 14% increase. Increase in silver production from the first quarter of 2014 included a 21% increase at Mercedes and a 19% increase at El Peñón.

Cash costs from continuing operations (a non-GAAP measure, see Section 13) for the first quarter of 2015 were $7.10 per ounce of silver, impacted by lower by-product copper credits when compared to $6.76 per ounce of silver in the first quarter of 2014. Cash costs from continuing operations on a co-product basis (a non-GAAP measure, see Section 13) for the first quarter were $7.71 per ounce of silver, compared to $8.32 per ounce of silver in the first quarter of 2014 impacted by the relative revenue contribution in the current period in comparison to the same period of 2014.

Copper

Copper production for the three months ended March 31, 2015 was 29.9 million pounds, compared to 34.7 million pounds for the same period of 2014. Copper production for the three months ended March 31, 2015 was 26.8 million pounds from the Chapada mine, compared to 27.6 million pounds for the same period of 2014. Cash costs per pound of copper on a co-product basis (a non-GAAP measure, see Section 13) were $1.81 per pound from the Chapada mine compared to $1.84 per pound of copper in the first quarter of 2014.

6.    OPERATING MINES

CHAPADA, BRAZIL

	For the three months ended March 31,
Operating Statistics	2015	2014
Production
Concentrate (tonnes)	47,685	51,570	(8)%
Gold contained in concentrate (ounces)	22,360	20,455	9%
Silver contained in concentrate (ounces)	61,942	62,729	(1)%
Copper contained in concentrate (millions of pounds)	26.8	27.6	(3)%

Cash costs per gold ounce produced (ii)	$(193)	$(770)	(75)%
Cash costs per silver ounce produced (ii)	$(20.68)	$(49.04)	(58)%
Co-product cash costs per gold ounce produced (ii)	$456	$503	(9)%
Co-product cash costs per silver ounce produced (ii)	$3.60	$5.19	(31)%
Co-product cash costs per pound of copper produced (ii)	$1.81	$1.84	(2)%

Ore mined (tonnes)	2,988,975	4,352,785	(31)%
Ore processed (tonnes)	4,262,346	4,844,752	(12)%

Gold feed grade (g/t)	0.27	0.23	17%
Copper feed grade (%)	0.36	0.33	9%
Concentrate grade - gold (g/t)	14.58	12.34	18%
Concentrate grade - copper (%)	25.54	24.25	5%

Gold recovery rate (%)	60.0	58.7	2%
Copper recovery rate (%)	79.5	79.3	—%

Sales (iii)
Concentrate (tonnes)	50,337	48,747	3%
Payable ounces contained in concentrate
Payable gold contained in concentrate (ounces)	20,486	18,501	11%
Payable silver contained in concentrate (ounces)	41,964	27,298	54%
Payable copper contained in concentrate (millions of pounds)	26.7	25.4	5%

Depletion, depreciation and amortization
Per gold ounces sold	$141	$129	9%
Per silver ounces sold	$2.38	$2.02	18%
Per copper pound sold	$0.32	$0.31	3%
______________________________

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(ii)	Quantities sold include quantity adjustment on provisional and final invoice settlements.

At Chapada, higher gold production compared to the first quarter of 2014 reflects the contribution from Corpo Sul and continued processing of higher grade stockpiles partially offset by reduced throughput. Slightly lower copper production compared to the first quarter of 2014 was due to lower throughput partially offset by higher copper grades.

Commissioning of the in-pit crusher continued in the first quarter with a focus on achieving stable throughput at higher levels going forward. During the first quarter, work continued to advance on projects to increase recoveries at Chapada. Metallurgical testing and optimizations of operational parameters are underway in support of the potential to increase recoveries through a combination of modest modifications to the plant circuit, blending strategies and operational controls.

While gold production for the first quarter of 2015 was higher than the comparative quarter of 2014, cash costs per ounce of gold were highly impacted by a 11% decline in the realized price of copper. This resulted in lower by-product credits for the first quarter of 2015. Cash costs for the first quarter were negative $193 per ounce of gold on production of 22,360 gold ounces. This compares to negative $770 per ounce of gold on production of 20,455 gold ounces for the same quarter in 2014. Silver cash costs for the first quarter were negative $20.68 per ounce of silver on production of 61,942 silver ounces. This compares to negative $49.04 per ounce of silver on production of 62,729 silver ounces for the same quarter in 2014.

Co-product cash costs in the quarter benefited from continued depreciation of the Brazilian Real. Co-product cash costs were $456 per ounce of gold and $3.60 per ounce of silver in the first quarter compared to $503 per ounce of gold and $5.19 per ounce of silver for the same quarter of 2014.

Co-product cash costs for copper were $1.81 per pound in the first quarter compared to $1.84 per pound for the same quarter of 2014. Copper production was 26.8 million pounds in the first quarter of 2015 compared to production of 27.6 million pounds of copper for the same quarter of 2014.

EL PEÑÓN, CHILE

	For the three months ended March 31,
Operating Statistics	2015	2014
Production
Gold production (ounces)	60,526	59,669	1%
Silver production (ounces)	2,165,201	1,824,794	19%

Co-product cash costs per gold ounce produced (i)	$598	$599	—%
Co-product cash costs per silver ounce produced (i)	$7.63	$8.45	(10)%

Ore mined (tonnes)	303,019	378,005	(20)%
Ore processed (tonnes)	379,075	351,401	8%

Gold feed grade (g/t)	5.41	5.75	(6)%
Silver feed grade (g/t)	206.44	192.32	7%

Gold recovery rate (%)	92.8	93.2	—
Silver recovery rate (%)	86.3	83.5	3%

Sales
Gold (ounces)	59,788	59,204	1%
Silver (ounces)	2,144,850	1,837,906	17%

Depletion, depreciation and amortization
Per gold ounce sold	$334	$404	(17)%
Per silver ounce sold	$4.61	$6.38	(28)%
______________________________

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

At El Peñón, gold production and cash costs in the first quarter were in line with the first quarter of 2014. The expected decline in gold grades compared to the fourth quarter of 2014 is consistent with the mine plan as mining is starting to transition from higher grade Bonanza to other areas. Increased silver production at reduced cash costs in the quarter were due to continued mining in higher silver grade areas and improved recoveries compared to the first quarter of 2014. Heavy rains and severe flooding in northern Chile in the quarter resulted in lower tonnes mined and reliance on the processing of lower grade ore stockpiles at higher costs.

In the first quarter of 2015, El Peñón produced 60,526 ounces of gold and 2.2 million ounces of silver compared to 59,669 ounces of gold and 1.8 million ounces of silver for the same quarter of 2014. Cash costs were $598 per ounce of gold and $7.63 per ounce of silver in the first quarter compared to $599 per ounce of gold and $8.45 per ounce of silver in the same quarter of 2014.

GUALCAMAYO, ARGENTINA

	For the three months ended March 31,
Operating Statistics	2015	2014
Production
Gold production (ounces)	46,177	38,481	20%

Co-product cash costs per gold ounce produced (i)	$771	$739	4%

Ore mined (tonnes)	1,743,917	1,973,564	(12)%
Ore processed (tonnes)	1,744,540	1,905,687	(8)%

Gold feed grade (g/t)	1.28	1.47	(13)%
Gold recovery rate (%)	64.3	68.0	(5)%

Sales
Gold sales (ounces)	46,112	38,781	19%

Depletion, depreciation and amortization per gold ounce sold	$441	$551	(20)%
______________________________

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

At Gualcamayo, production increased by approximately 20% compared to the first quarter of 2014 and was in line with fourth quarter 2014 production. Higher gold production was due in part to the recovery of material that as part of normal sequencing was placed at the leach pad late in the fourth quarter of 2014 and entered into irrigation in the first quarter of 2015. Gold grades for the quarter increased slightly from the fourth quarter of 2014 and are consistent with normal mine sequencing as the contribution from the lower grade open-pit ore is partially offset by the contribution from the higher grade QDD Lower West ("QDDLW") underground mine.

Costs in the quarter were lower than levels established in the second half of 2014, including an approximate $115 per ounce decrease compared to the fourth quarter of 2014.

The expansion of the Adsorption and Desorption plant continued in the quarter and is expected to begin accelerating recoveries in 2016 and 2017.

During the first quarter, work continued at Rodado Southwest, the potential large scale, bulk tonnage underground operation beneath the current QDD pit limits, which the Company is now referring to as the Deep Carbonates Alternative project. A Preliminary Economic Assessment is on track for completion in the second quarter of 2015 and the 2015 exploration program is underway with the aim of significantly increasing the mineral resources at the deposit. Metallurgical testing has identified options to improve expected recovery rates and the results support the potential to further improve the project economics.

In the first quarter of 2015, Gualcamayo produced 46,177 ounces of gold compared to 38,481 ounces of gold in the same quarter of 2014. Cash costs were $771 per ounce of gold in the first quarter compared to $739 per ounce of gold in the first quarter of 2014.

MERCEDES, MEXICO

	For the three months ended March 31,
Operating Statistics	2015	2014
Production
Gold production (ounces)	24,270	23,579	3%
Silver production (ounces)	113,439	94,042	21%

Co-product cash costs per gold ounce produced (i)	$831	$668	24%
Co-product cash costs per silver ounce produced (i)	$7.22	$10.01	(28)%

Ore mined (tonnes)	112,387	158,251	(29)%
Ore processed (tonnes)	175,924	159,562	10%

Gold feed grade (g/t)	4.56	4.82	(5)%
Silver feed grade (g/t)	53.24	60.07	(11)%

Gold recovery rate (%)	94.2	94.7	(1)%
Silver recovery rate (%)	37.8	30.2	25%

Sales
Gold (ounces)	25,400	22,787	11%
Silver (ounces)	117,115	89,739	31%

Depletion, depreciation and amortization
Per gold ounce sold	$344	$403	(15)%
Per silver ounce sold	$4.77	$6.40	(25)%
______________________________

(ii)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

At Mercedes, gold production was in line and silver production increased approximately 21% compared to the first quarter of 2014. During the quarter, increases in throughput and silver recoveries were partially offset by planned lower gold and silver grades due to an increase in the amount of stockpiles processed. The 25% increase in silver recoveries was due in part to mining in specific areas of Lagunas and Barrancas. Increased silver production contributed to significantly lower silver cash costs. Gold cash costs were impacted by expected lower gold grades from Barrancas and lower recoveries compared to the first quarter of 2014.

The Company has engaged a third party continuous improvement firm in order to accelerate the ongoing improvement initiatives.  The main objectives are to further improve mine planning and work execution efficiency that could improve costs and the production profile.  Opportunities that have been identified and are being advanced include the improvement of overall equipment efficiency of the mobile fleet and the review of drill and blast activities to ensure better control of dilution.

In the first quarter of 2015, Mercedes produced 24,270 ounces of gold and 113,439 ounces of silver compared to 23,579 ounces of gold and 94,042 ounces of silver in the same quarter of 2014. Cash costs were $831 per ounce of gold and $7.22 per ounce of silver in the first quarter compared to $668 per ounce of gold and $10.01 per ounce of silver in the same quarter of 2014.

CANADIAN MALARTIC (50% interest), CANADA

	For the three months ended March 31,
Operating Statistics (i)	2015	2014
Production
Gold production (ounces)	67,894	—

Co-product cash costs per gold ounce produced (ii)	$632	$—

Ore mined (tonnes)	2,889,764	—
Ore processed (tonnes)	2,339,474	—

Gold feed grade (g/t)	1.00	—
Gold recovery rate (%)	90.0	—

Sales
Gold sales (ounces)	62,804	—

Depletion, depreciation and amortization per gold ounce sold	$397	$—
______________________

(i)	Canadian Malartic acquisition closed June 16, 2014.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

At Canadian Malartic, record quarterly production in the first quarter was the result of higher than expected recovery rates partially offset by lower than expected grades. Production for the month of March was approximately 54,000 ounces of gold, also a record, and demonstrates the ongoing potential for operational improvements expected over the course of 2015. Throughput at the mill for the first quarter averaged approximately 52,000 tonnes per day as efforts continue to advance work towards the target of reaching 55,000 tonnes per day. Throughput levels were forecast to be approximately 52,500 tonnes per day in the first half of 2015, increasing to approximately 55,000 tonnes per day in the second half of 2015. The potential second half increase in throughput in 2015 is partly contingent upon updating the existing operating permits. Discussions are ongoing with permitting authorities in regards to pre-crushing activities and crushing levels are expected to remain in a range of 53,000 to 55,000 tonnes per day through 2016. 2015 production expectations for Canadian Malartic are unchanged as guidance had contemplated a longer time frame to receive necessary permits.  Cash costs in the first quarter were positively impacted by lower fuel costs, depreciation of the Canadian dollar and lower cyanide consumption partially offset by higher contractor costs.

In the first quarter of 2015, Canadian Malartic produced 67,894 ounces of gold on a 50%-basis compared to 66,369 ounces of gold in the fourth quarter of 2014. Cash costs were $632 per ounce of gold in the first quarter compared to $684 per ounce in the fourth quarter of 2014.

MINERA FLORIDA, CHILE

	For the three months ended March 31,
Operating Statistics	2015	2014
Production
Gold production (ounces)	28,113	24,409	15%
Silver production (ounces)	142,328	195,287	(27)%

Co-product cash costs per gold ounce produced (i)	$718	$672	7%
Co-product cash costs per silver ounce produced (i)	$11.07	$7.35	51%

Ore mined (tonnes)	200,575	208,416	(4)%
Ore processed (tonnes)	454,297	447,402	2%

Gold feed grade (g/t)	2.32	2.14	8%
Silver feed grade (g/t)	18.72	25.97	(28)%

Gold recovery rate (%)	81.7	79.3	3%
Silver recovery rate (%)	56.7	52.3	8%

Sales
Gold (ounces)	28,015	24,095	16%
Silver (ounces)	134,404	243,762	(45)%

Depletion, depreciation and amortization
Per gold ounce sold	$533	$637	(16)%
Per silver ounce sold	$7.40	$10.09	(27)%
_____________________________

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

At Minera Florida, gold production increased by approximately 15% and silver production decreased by approximately 27% compared to the first quarter of 2014. Increased gold production over the first quarter of 2014 was due to improved gold grades, and higher gold recoveries partially offset by lower throughput. Lower silver production was due to expected lower silver grades partially offset by higher recoveries. Gold grades, and gold and silver recoveries were in line with expectations and were consistent with levels established in the fourth quarter of 2014. Lower silver grades were in line with expectations and as mining continued in lower grade areas. Cash costs in the first quarter were impacted by lower throughput and silver grades.

In the first quarter of 2015, Minera Florida produced 28,113 ounces of gold and 142,328 ounces of silver compared to 24,409 ounces of gold and 195,287 ounces of silver in the same quarter of 2014. Cash costs were $718 per ounce of gold and $11.07 per ounce of silver in the first quarter compared to $672 per ounce of gold and $7.35 per ounce of silver in the same quarter of 2014.

JACOBINA, BRAZIL

	For the three months ended March 31,
Operating Statistics	2015	2014
Production
Gold production (ounces)	18,591	14,853	25%

Co-product cash costs per gold ounce produced (i)	$962	$1,245	(23)%

Ore mined (tonnes)	355,366	341,030	4%
Ore processed (tonnes)	348,273	339,882	2%

Gold feed grade (g/t)	1.80	1.51	19%
Gold recovery rate (%)	92.2	90.1	2%

Sales
Gold Sales (ounces)	19,488	15,363	27%

Depletion, depreciation and amortization per gold ounce sold	$444	$665	(33)%
______________

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

At Jacobina, operational performance continues to demonstrate the Company's focus on producing quality ounces with sustainable margins to maximize profitability at the operation. Production in the first quarter of 2015 was approximately 25% higher at cash costs approximately 23% lower than the first quarter of 2014. Increased production and lower costs were the result of increased throughput, grade and recoveries over the comparable period in 2014. Considerable effort has been undertaken in development, with more than six months of mine development ahead of production as compared to a few weeks in 2014. Grade of developed reserves was significantly higher than mine grade in the first quarter. Cash costs in the first quarter were in line with cash costs in the fourth quarter of 2014, which were the lowest level of 2014. Production and costs are expected to continue to improve quarter over quarter as grades are expected to improve further.

In the first quarter of 2015, Jacobina produced 18,591 ounces of gold compared to 14,853 ounces of gold in the same quarter of 2014. Cash costs were $962 per ounce of gold in the first quarter compared to $1,245 per ounce of gold in the first quarter of 2014.

OTHER MINES

ALUMBRERA (12.5% interest), ARGENTINA

In the first quarter of 2015, Alumbrera produced 5,306 ounces of gold compared to 10,115 ounces of gold in the same quarter of 2014. Cash costs were $887 per ounce of gold in the first quarter compared to negative $1,413 per ounce of gold in the first quarter of 2014.
BRIO GOLD, BRAZIL

	For the three months ended March 31,
Operating Statistics	2015	2014
Production
Gold production from Brio Gold mines (i)	31,177	12,693	146%
Gold production from Commissioning Brio Gold mines (ii)	—	18,605	(100)%
Total production from Brio Gold mines	31,177	31,298	—%
Cash costs per ounce of gold produced (iii)	$824	$958	(14)%
______________________________

(i)	Includes Fazenda Brasileiro, Pilar and C1 Santa Luz.

(ii)	Commissioning at Pilar was completed as of September 30, 2014. C1 Santa Luz is on care and maintenance.

(iii)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

In the first quarter of 2015, Brio Gold produced a total of 31,177 ounces of gold compared to 31,298 ounces of gold in the same quarter of 2014. Cash costs were $824 per ounce of gold in the first quarter compared to $958 per ounce of gold in the first quarter of 2014.

Sustaining capital to the end of 2016 for the current Brio Gold operations is expected to average approximately $180 per ounce. Expansionary capital for 2015 is expected to be approximately $6.6 million for the development of Maria Lazarus at Pilar, $2.2 million of which was spent in the first quarter. No expansionary capital spending is planned at Fazenda Brasileiro.

Considerable progress has been made at improving the operations at producing mines in the Brio Gold portfolio and advancing the effort at C1 Santa Luz, all of which has advanced more quickly than anticipated.  The Company believes there is considerable value in the Brio Gold producing mines which will be further augmented with the efforts at C1 Santa Luz.  The Company believes that Brio Gold going public is the optimal approach to realizing this considerable value and plans are progressing for a going public event in the third quarter of 2015.

PILAR, BRAZIL

	For the three months ended March 31,
Operating Statistics	2015	2014
Production
Gold production (ounces) (i)	19,153	11,885	61%

Co-product cash costs per gold ounce produced (ii)	$832	$—	—%

Ore mined (tonnes)	228,599	163,898	39%
Ore processed (tonnes)	265,121	248,605	7%

Gold feed grade (g/t)	2.41	1.68	43%
Gold recovery rate (%)	93.3	88.9	5%

Sales
Gold Sales (ounces)	19,200	—	—%

Depletion, depreciation and amortization per gold ounce sold	$377	$—	—%
______________

(i)	Comparative includes commissioning production as commissioning at Pilar was completed as of September 30, 2014.

(ii)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

At Pilar, more efficient mining and dilution control continued to improve production and operating costs. Production averaged over 6,300 ounces per month in the first quarter which is expected to be a baseline for production going forward. In addition, development work at the satellite Maria Lazarus deposit continued with approximately 1,700 metres of development having been completed. Maria Lazarus is expected to ramp-up over the course of the year and provide additional flexibility at the operation.

In the first quarter of 2015, Pilar produced a total of 19,153 ounces of gold compared to 11,885 ounces of gold in the same quarter of 2014. Cash costs were $832 per ounce of gold in the first quarter.

FAZENDA BRASILEIRO, BRAZIL

	For the three months ended March 31,
Operating Statistics	2015	2014
Production
Gold production (ounces)	12,024	12,693	(5)%

Co-product cash costs per gold ounce produced (i)	$810	$958	(15)%

Ore mined (tonnes)	266,959	258,296	3%
Ore processed (tonnes)	255,322	254,620	—%

Gold feed grade (g/t)	1.73	1.76	(2)%
Gold recovery rate (%)	88.0	90.8	(3)%

Sales
Gold Sales (ounces)	14,874	13,856	7%

Depletion, depreciation and amortization per gold ounce sold	$455	$305	49%
______________

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

At Fazenda Brasileiro, mill and related maintenance was undertaken earlier than originally planned. The maintenance schedule for upgrading of the Carbon-in-Leach (“CIL”) circuit was accelerated into the first quarter to enhance operational flexibility at Fazenda Brasileiro. Production and costs are expected to normalize to higher and lower levels respectively beginning in the second quarter.

In the first quarter of 2015, Fazenda Brasileiro produced a total of 12,024 ounces of gold compared to 12,693 ounces of gold in the same quarter of 2014. Cash costs were $810 per ounce of gold in the first quarter compared to $958 per ounce of gold in the first quarter of 2014.

C1 SANTA LUZ, BRAZIL

At C1 Santa Luz, a study to assess the potential viability of several identified processing alternatives was completed in January 2015. Detailed metallurgical testwork is underway to further evaluate the identified options to modify the process flowsheet, the results of which are expected by mid-2015. Subsequent to a decision on flowsheet modifications, infill and geotechnical drilling will resume at the project in support of an updated mine plan design. This work is being directed by Brio Gold’s management in consultation with the Company's technical services group.

The processing options being tested include gravity circuit enhancements, flash flotation optimization, organic carbon reduction through kerosene conditioning and CIL circuit improvements. Ore samples representing a cross section of ore types have been prepared and sent for bench-scale laboratory testwork. Representative bulk tonnage ore samples totaling 15 tonnes have been prepared for full pilot plant testing, pending the results of the bench-scale work, and pilot plant testwork is expected to commence in the second quarter.

Operating and capital cost estimates are expected to be determined by mid-2015 and Brio Gold is planning to begin engineering design in the third quarter of 2015, with the modifications to the plant taking place in the first half of 2016. Commissioning is planned to commence by mid-2016. C1 Santa Luz is expected to contribute approximately 100,000 ounces of gold annually for a total from the portfolio of 230,000 ounces of gold annually.

Total capital spending at C1 Santa Luz is currently expected to be approximately $20 to $30 million for 2015 and 2016 which would be spent beginning in mid-2015 and most of which would be spent in 2016.

7.    CONSTRUCTION, DEVELOPMENT AND EXPLORATION

CONSTRUCTION AND DEVELOPMENT

The following summary highlights key updates from the development projects of the Company since December 31, 2014.

Cerro Moro, Argentina

The Company announced the formal decision to proceed with the construction of Cerro Moro and provided updated project parameters with the announcement of year end 2014 results. During the first quarter of 2015, work continued on detailed engineering of a 1,000 tonnes per day processing plant and mine, with this work is expected to be completed during the second quarter of 2015. The project is on track for construction to begin late in 2015 and in preparation of construction starting procurement of long lead time items is underway with the majority of these contracts expected to be awarded in the second half of 2015. Contracts for site related early works are being prepared and this work is expected to begin by the end of the second quarter of 2015.

Project capital construction costs are estimated at approximately $265 million which includes $31 million in 2015 for detailed engineering and pre-development. Capital costs include revised estimates for reclamation, local productivity levels, owner team costs and contingency. The Company is continuing to evaluate further optimizations that could reduce capital costs estimates by $10-20 million.

The Cerro Moro project contains a number of high grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining. The feasibility study is based on annual production averaging approximately 102,000 ounces of gold and 5 million ounces of silver at a throughput of 1,000 tonnes per day. A typical circuit is expected consisting of a standard crushing, grinding and flotation circuit with a counter current decantation and a Merrill Crowe circuit included.

The Company believes that the Cerro Moro project offers significant opportunities for the conversion of mineral resources into mineral reserves and for further discoveries on the property. This will serve to significantly improve the returns and value from this high grade project.

Agua Rica, Argentina

Agua Rica is a low cost, large scale porphyry copper, molybdenum, gold and silver deposit located in the province of Catamarca, Argentina with proven and probable mineral reserves of approximately 10 billion pounds of copper and 6.5 million ounces of gold contained in approximately 910 million tonnes at copper and gold grades of 0.49% and 0.22 grams per tonne respectively.

On March 12, 2015, the Company announced the signing of a Definitive Agreement (the "Agreement”) with the provincial Government of Catamarca, Argentina (the "Government”), represented by the provincial mining company Catamarca Mineria y Energetica Sociedad del Estado (“CAMYEN”).  The Agreement advances the previously announced Memorandum of Understanding, which set the groundwork for cooperation to consolidate important mining projects and prospective properties in the province, most notably the Agua Rica property and the Cerro Atajo prospect, to create the Catamarca mining district (“the District”).  The Agreement is the first of its kind between a provincial company and a private company in the Catamarca Province.

The signing of the Agreement provides the basis for further advancement of exploration and ultimately mining in the District.  The Company expects to use the existing workforce at Agua Rica to begin a planned exploration program in 2015 with a focus on Cerro Atajo.  In addition, a plan is being implemented to train the existing workforce in Catamarca to ensure local communities have the opportunity to benefit directly from planned economic activity in the District.

The Company and the Government through CAMYEN will continue to evaluate the potential of Cerro Atajo and as the potential is confirmed a plan will be developed to improve and upgrade infrastructure in the District.  Under the Agreement CAMYEN will receive up to a 5% interest in a combined entity, including the Agua Rica project and the Cerro Atajo prospect.

The Cerro Atajo prospect lies 10 km east of Alumbrera and 25 km west of Agua Rica, a region in which both the Company and the Government have interests. The property is prospective for both high grade gold-copper-silver veins and large tonnage copper-gold porphyry mineralization. Cerro Atajo is centred on an intrusive complex within the same host rock as the nearby Alumbrera mine.

EXPLORATION

The Company continues to consider exploration to be a key to unlocking and creating further value for shareholders at existing operations. The 2015 exploration program focuses on finding higher quality ounces, being those ounces with the greatest potential to most quickly generate cash flow, and on infill drilling to do the work necessary to upgrade the existing inferred mineral resources.

The following is a summary of the exploration and evaluation expenditures for the current and comparative periods.

For the three months ended March 31, (In millions of Dollars)	2015	2014
Exploration and evaluation capitalized (i)	$7.9	$11.2
Exploration and evaluation expensed (ii)	5.4	4.6
Total exploration and evaluation expenditures	$13.3	$15.8
______________________________

(i)
Capitalized exploration and evaluation costs are reflected in the Consolidated Balance Sheet's property, plant and equipment as part of the additions to mining property costs not subject to depreciation for near-mine exploration and tangible exploration and evaluation assets with probable future economic benefits.

(ii)	Expensed exploration and evaluation costs are reported in the consolidated statements of operations.

The following summary highlights the areas of focus for the 2015 exploration program and provides key updates from the first quarter of 2015.

Chapada, Brazil

The 2015 exploration program at Chapada will focus on further testing of the Sucupira and Santa Cruz targets that were discovered in 2014, and on mineral resource infill drilling of select areas at Corpo Sul. The Company expects to complete 10,000 metres of exploration drilling and 12,000 metres of infill drilling over the course of 2015.

During the first quarter, drilling at Sucupira completed two drill holes that intersected mineral intervals which continued to support the extension of the mineralization previously identified. The infill drilling program began late in the first quarter with the aim of upgrading mineral resources.

El Peñón, Chile

The 2015 exploration program at El Peñón will focus on exploring near mine targets, including the recently discovered Ventura vein, and on infill and limited definition drilling at the El Peñón, Fortuna and Pampa Augusta Victoria mine complexes. The Company expects to complete 38,500 metres of local and district exploration drilling, and 50,000 metres of combined underground and surface infill drilling over the course of 2015.

During the first quarter, exploration drilling returned results at Laguna that support the potential to expand mineral resources at depth. At Ventura results are pending on drill holes that support the potential to increase the mineral resource at depth. Infill drilling results at Laguna and Ventura are supporting the economic potential of the targets and the potential for mineral resource expansion and reclassification. In district exploration, the Ventura vein extension is returning positive results, which include results that are better than average reserve grade, and the mineralization remains open to the south for more than 700 metres.

Gualcamayo, Argentina

The 2015 exploration program at Gualcamayo will focus on discovering and extending near surface oxide mineral zones to both the east and west of current QDDLW limits, and on expanding the Rodado Southwest mineral body near current underground mine workings. The Company expects to complete a total of 8,000 metres of drilling in addition to surface area mapping and sampling over the course of 2015.

During the first quarter, the Company focused on mineral resource definition drilling in the open-pit area, which is expected to be completed during the second quarter of 2015. Mapping and chip sampling during the quarter continued to develop new targets for follow-up surface drill testing.

Mercedes, Mexico

The 2015 exploration program at Mercedes will focus on mineral resource infill and extension drilling, completing limited ore definition drilling, and testing near mine and regional targets developed in prior exploration campaigns. The Company expects to complete approximately 23,000 metres of combined surface and underground drilling over the course of 2015.

During the first quarter, infill drilling was initiated on the Aida vein with the objective of upgrading inferred mineral resources; and underground reserve delineation drilling advanced that is expected to aid mining by more precisely locating ore zones and identifying and sampling parallel mineral shoots with the potential to contribute to the production profile.

Minera Florida, Chile

The 2015 exploration program at Minera Florida will focus on infill drilling to replace mineral resources that were previously upgraded to mineral reserves, testing new areas with the aim to discover a new high potential target, and delineation drilling to further improve the reliability of life-of-mine mineral reserves. The Company expects to complete 10,000 metres of infill drilling, 5,000 metres of exploration drilling and 2,000 metres of delineation drilling over the course of 2015.

Drilling in support of the 2015 exploration program at Minera Florida began at the end of the first quarter.

Jacobina, Brazil

The 2015 exploration program at Jacobina will focus on extensive infill drilling with the aim to improve geologic knowledge and mineral continuity in support of mineral resource conversion and mineral reserve delineation.

Exploration drilling began late in the middle of the first quarter at Morro do Vento, Canavieiras and João Belo deposits, and all results are currently pending.

Cerro Moro, Argentina

The 2015 exploration program at Cerro Moro will focus on detailed mapping, outcrop and soil sampling, and targeted core drilling with the aim to discover a new high grade structure within the current property boundaries. The Company expects to complete 4,000 metres of drilling over the course of 2015 and will evaluate the potential to expand the program subject to positive results.

During the first quarter, data compilation and interpretation work continued with the objective to advance understanding of the structural model. The Company has identified the preferred host for mineralization at Cerro Moro and this information is expected to improve the effectiveness of planned drilling on the property.

Canadian Malartic Corporation, Canada

As 50-50 partners in the Canadian Malartic Corporation, Yamana and Agnico jointly explore the Kirkland Lake, Hammond Reef, Pandora, and the Wood-Pandora properties. The 2015 exploration programs include the following:

•
Pandora - continued drill testing of near surface and underground targets while concurrently constructing an exploration tunnel from the Lapa mine 101 level to the west for approximately 1 kilometre to facilitate additional subsurface drill testing;

•	Kirkland Lake - focused drill testing of the Upper Canada, AK and other surface targets;

•	Upper Beaver - initiation of a Preliminary Economic Assessment on the deposit; and

•	Canadian Malartic mine - limited drilling of the South Odyssey mineral body.

During the first quarter, drilling on the South Odyssey target returned generally positive results; near surface and deep underground drilling at Pandora returned encouraging results; a wedge hole was completed at Upper Canada to test the C-zone down dip with results currently pending; and the results from drilling completed at Wood-Pandora are currently pending.

Brio Gold

The 2015 exploration program for Brio Gold will focus at Pilar on infill drilling in support of operations, limited mineral resource expansion drilling and delineation drilling at Maria Lazarus, and at Fazenda Brasileiro on replacing the mineral resource base. Brio Gold expects to complete 25,500 metres of drilling at Pilar and Maria Lazarus, and 36,000 metres at Fazenda Brasileiro over the course of 2015.

During the first quarter, a review of the designed mineral reserves and mine plan at Pilar was completed, and is expected to aid in prioritizing infill drilling efforts to ultimately increase the level of confidence in mineral reserves during 2015 and 2016. At Maria Lazarus, development drifting is underway and geologic mapping is being carried out in coordination with operations to minimize the potential of an impact to production. Inferred mineral resources were remodeled during the quarter at Maria Lazarus resulting in the reclassification of ounces to indicated mineral resource status.

8.    LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL COMMITMENTS

LIQUIDITY

The Company continues to focus on containing costs in order to maximize available cash. The following is a summary of liquidity and capital resources balances:

As at (in millions of Dollars)	March 31, 2015	December 31, 2014
Cash	$121.1	$191.0
Trade and other receivables	$50.1	$51.0
Long term debt	$1,817.0	$2,025.4
Working capital (i)	$52.8	$52.1
______________________________
(i)Working capital is defined as the excess of current assets over current liabilities which includes the current portion of long term debt.

Cash and cash equivalents were $121.1 million as at March 31, 2015 compared to $191.0 million as at December 31, 2014.  Cash and cash equivalents were comprised of cash in bank and bank term deposits. The sources and uses of cash and cash equivalent during the year are explained below. Working capital was $52.8 million as at March 31, 2015, compared to $52.1 million as at December 31, 2014.

The following table summarizes yearly cash inflows and outflows:

For the three months ended March 31, (In millions of Dollars of inflows/(outflows))	2015	2014
Cash flows from operating activities from continuing operations (ii)	$2.0	$30.7
Cash flows from operating activities before changes in non-cash working capital (i) (ii)	$96.0	$93.9
Cash flows from financing activities from continuing operations (ii)	$2.9	$97.2
Cash flows used in investing activities from continuing operations (ii)	$(73.2)	$(139.2)

(i)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

(ii)	Cash flow balances are attributable to Yamana Gold Inc. equity holders.

CASH FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS

Cash flows from operating activities from continuing operations after changes in non-cash working capital items for the three months ended March 31, 2015 were $2.0 million, compared to $30.7 million for the three months ended March 31, 2014. Cash flows from operating activities before changes in non-cash working capital (a non-GAAP measure, see Section 13) for the three months ended March 31, 2015 were $96.0 million, compared to $93.9 million generated for the same period of 2014. Cash flows from operating activities for the period were impacted by lower metal prices. Additionally, no cash distributions were received from Alumbrera for the period compared to $17.6 million in the comparative period of 2014.

Changes in non-cash working capital items for the three months ended March 31, 2015 were cash outflows of $94.0 million compared to outflows of $63.2 million.

CASH FLOWS FROM FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

For the first quarter of 2015, cash inflows from financing activities from continuing operations were $2.9 million compared to inflows of $97.2 million in the same quarter of 2014. During the quarter, the Company completed an offering of 56.5 million common shares at a share price of C$5.30 per share for aggregate proceeds totalling C$299.3 million (the "Offering"). The net proceeds of the Offering were used for general corporate purposes, and to reduce the amount outstanding on the Company’s revolving line of credit further strengthening the balance sheet. This action provides flexibility and places the Company in a stronger position to deliver future growth. Other outflows from financing activities for the year included dividends paid of $13.1 million.

Net debt as at March 31, 2015 excluding debt assumed from the Company's 50% interest in Canadian Malartic which is neither corporate nor guaranteed by the Company was $1.63 billion.

The principal repayment schedule of senior debt notes to be repaid in the next five years is as follows:

(in millions of Dollars)	2016	2017	2018	2019	2020
Senior debt notes	73.5	—	110.0	181.5	85.0

The balance of senior debt notes of $1.11 billion is due in and after 2022.

The Company has a revolving credit facility with a long maturity date of 2019. The Company will, from time to time, repay balances outstanding on its revolving credit with operating cash flow and cash flow from other sources. Additionally, the Company intends to renew the credit facility upon maturity in 2019.

CASH FLOWS USED IN INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Cash outflows used in investing activities from continuing operations were $73.2 million for the quarter ended March 31, 2015, compared to cash outflows of $139.2 million for the quarter ended March 31, 2014.

Capital expenditures including sustaining, expansionary and capitalized exploration and evaluation for the three months ended March 31, 2015, were $75.7 million. These expenditures were incurred as follows:

For the three months ended March 31, (in millions of Dollars)	2015	2014
Chapada	$11.7	$7.2
El Peñón	18.0	31.8
Gualcamayo	2.8	10.0
Mercedes	4.3	9.0
Canadian Malartic	10.7	—
Minera Florida	10.4	14.3
Jacobina	4.8	6.6
Cerro Moro	4.9	13.3
Brio Gold (i)	5.9	41.1
Other	2.2	4.3
Total capital expenditures (ii)	$75.7	$137.6
______________________________

(i)	Includes Fazenda Brasileiro, Pilar and C1 Santa Luz.

(ii)	Net of movement in accounts payable as applicable.

CAPITAL RESOURCES

In order to maintain or adjust its capital structure, the Company may issue shares or debt securities, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. As of April 24, 2015, the total number of shares outstanding were 941.5 million, the total number of stock options outstanding were 2.9 million, the total number of Deferred Share Units ("DSU") outstanding were 3.2 million, the total number of Restricted Share Units ("RSU") outstanding were 2.0 million, and the total number of Performance Share Units ("PSU") outstanding were 1.7 million.

For the first quarter, the Company declared a quarterly dividend of $0.015 per share compared to first quarter 2014 dividend of $0.0375 per share.

The following table summarizes the weighted average common shares and equity instruments outstanding as at March 31, 2015:

	Equity instruments outstanding as at	Weighted average dilutive equity instruments (i), three months ended	Weighted average dilutive equity instruments (i), three months ended
(In thousands)	March 31, 2015	March 31, 2015	March 31, 2014
Common shares	938,340	913,716	753,356
Dilutive shares relating to convertible debt held in trust (i)	3,177	—	—
Options (i)	2,900	—	—
RSU (i)	1,986	—	—
DSU (ii)	3,150	—	—
PSU (ii)	1,714	—	—
		913,716	753,356
______________________________

(i)	For the three months ended March 31, 2015 and March 31, 2014, these items have not been included in the weighted average number of shares as they are anti-dilutive.

(ii)	DSU and PSU are settled in cash and, as such, excluded from the calculation of the weighted average number of shares outstanding.

During the period, the Company established a dividend reinvestment plan to provide holders of common shares of the Company with a simple and convenient method to purchase additional common shares by reinvesting cash dividends, less any applicable withholding tax. A plan participant may obtain additional common shares by electing to automatically reinvest all or any portion of cash dividends paid on common shares held by the plan participant without paying any brokerage commissions, administrative costs or other service charges. The common shares are listed on the Toronto Stock Exchange and on the New York Stock Exchange.

CONTRACTUAL COMMITMENTS

Day-to-day mining, sustaining and expansionary capital expenditures as well as administrative operations give rise to contracts requiring agreed upon future minimum payments. Management is of the view that such commitments will be sufficiently funded by current working capital, future operating cash flows and available credit facilities which provide access to additional funds.

As at March 31, 2015, the Company is contractually committed to the following:

(In millions of Dollars)	Within 1 year	Between 1 to 3 years	Between 3 to 5 years	After 5 years	Total
Mine operating/construction and service contracts and other	$401.7	$297.8	$70.5	$0.1	$770.1
Long-term debt principal repayments (i)	26.6	145.1	509.9	1,190.0	1,871.7
Decommissioning, restoration and similar liabilities (undiscounted)	5.2	25.5	65.2	187.1	283.1
	$433.5	$468.4	$645.6	$1,377.2	$2,924.9
______________________________

(i)	Excludes interest expense.

9.    INCOME TAXES

The Company recorded an income tax expense of $101.6 million for the quarter ended March 31, 2015 compared to tax expense of $15.5 million in the first quarter of 2014. The increase in the income tax expense for the quarter is a result of the movement in foreign exchange for the period relative to the same period of prior year. The income tax provision reflects a current income tax expense of $33.5 million and a deferred income tax expense of $68.1 million versus a current income tax expense of $25.7 million and a deferred income tax recovery of $10.2 million for the three months ended March 31, 2014.

The income tax provision is subject to a number of factors including the allocation of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange movements, changes in tax laws and the impact of specific transaction and assessments.  Due to the number of factors that can potentially impact the effective tax rate, it is expected that the Company's effective tax rate will fluctuate in future periods.

The Company has elected, under IFRS, to record foreign exchange related to deferred income tax assets and liabilities and interest and penalties in the income tax expense, therefore, due to foreign exchange differences, the tax rate will fluctuate during the year with the change in the Brazilian Real, Argentinean Peso, Mexican Peso and Canadian Dollar. Under IFRS, the US Dollar value of non-monetary assets are converted into local currency each quarter for the purpose of calculating the deferred tax owing in the event of the disposition of that asset.  The difference in the value of the deferred tax owing from period to period as a result of fluctuations in local currency is recorded in the income tax expense.  As a local currency depreciates in value relative to the US Dollar, an asset becomes more valuable in local currency resulting in a higher notional deferred tax expense increasing the Company’s consolidated income tax expense.  When local currencies appreciate, relative to the US Dollar,  the value of the asset is diminished in local currency, reducing the notional deferred tax owing resulting in a reduction in the Company’s income tax expense. There is a specific exemption for this calculation under US GAAP.

During the period the Brazilian Real, Argentinean Peso, Mexican Peso and Canadian Dollar devalued against the US Dollar. As a result for local purposes, a charge of $96.4 million relating to unrealized foreign exchange was recorded in the tax expense. The impact of these foreign exchange movements on taxes are non-cash and, as such, are excluded from adjusted earnings.

The deferred tax liabilities relating to the operating mines will reverse in the future as the assets are depreciated or depleted. The deferred tax liabilities relating to exploration will not reverse until the property becomes a mine subject to depletion, is written off or sold. The deferred income taxes would only be paid on a direct disposition of the asset that may never occur.

See Note 6 to the Condensed Consolidated Interim Financial Statements for the period ended March 31, 2015 for a breakdown of the foreign exchange charged to the income tax expense. Readers are also encouraged to read and consider the tax related risk factors and uncertainties in the Company’s Annual Information and Annual Management Discussion and Analysis Form for the year ended December 31, 2014.

10.    ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

The Company manages its exposure to these risks in accordance with its Risk Management Policy. Readers are also encouraged to read and consider the risk factors and related uncertainties in the Company’s Annual Information and Annual Management Discussion and Analysis Form for the year ended December 31, 2014. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months ended March 31, 2015, except as noted below:

Metal Price Risk

Gold Price - Market Update

$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
Apr-13
Sep-13
Feb-14
Jul-14
Dec-14

Gold Price Two-Year Trend (Bloomberg: USD per ounce of gold)

For the quarter ended March 31, 2015, spot gold prices averaged $1,219 per ounce, or 6% lower, compared to $1,292 per ounce in the first quarter of 2014. Prices ranged between $1,150 and $1,302 per ounce and ended the quarter at $1,184 per ounce.

After rallying at the beginning of the quarter, gold generally trended lower for the balance of the quarter. The US Dollar continued to strengthen and this provided a headwind to gold price rallies. US Dollar strength was primarily driven by generally improving US labour market data and the adoption of easier monetary policies by other central banks which have made US treasury bonds more attractive relative to other sovereign bonds.

The timing of an increase in the U.S. Fed Funds rate is unclear but it is expected that there will be at least one rate increase in 2015. Gold price has been particularly sensitive in recent months to changing expectations around the timing of a Fed Funds rate hike and this should continue going forward. Although the US Fed is moving towards tighter monetary policy, most central banks have been moving towards easier monetary policy due to concerns over economic growth and the prospect of deflation. These easier monetary policies combined with many governments facing challenging fiscal situations and elevated levels of debt, should be supportive of gold over the longer term.

Physical demand for gold continues to be steady and it is expected that physical demand, particularly from China and India, will continue to be supportive during periods of price weakness. Central banks were once again net buyers in 2014 with the World Gold Council reporting net purchases of 477 tonnes with Russia, Kazakhstan and Iraq being notable buyers. It is expected that Central Banks will continue to be net buyers in 2015. Global ETF holdings continued to remain stable over the course of the quarter with a modest increase in total ounces held.

In spite of the positive signs with respect to the physical demand for gold, following the recent decline in gold prices, the Company has revised its production targets for future years to favour a lower cost structure. The Company is evaluating the producing mines whose all-in sustaining costs exceed the Company's average cost structure. The objective is to pursue quality ounces with sustainable margins and maximize profitability and as such, in the short term the emphasis will be on reducing costs rather than maximizing production.

The Company has not hedged any of its gold sales.

Copper Price - Market Update

$3.40
$3.20
$3.00
$2.80
$2.60
$2.40
Apr-13
Sep-13
Feb-14
Jul-14
Dec-14

Copper Price Two-Year Trend (Bloomberg: USD per pound of copper)

For the quarter ended March 31, 2015, spot copper prices averaged $2.65 per pound, representing a decrease of 17% compared to $3.19 per pound in 2014. Prices ranged between $2.46 and $2.87 per pound and ended the quarter at $2.75 per pound.

After a sharp decline early in the quarter, copper prices gradually recovered over the balance of the quarter. Concerns about slowing economic growth in China and the expectations of near term supply growth have been key drivers of copper prices. It is expected that the copper market will be in surplus over the next few years and concerns about the impact of slowing economic growth in China will likely persist. In the short-term these factors may limit the potential upside for copper prices but over the longer term, supply constraints should result in a situation that is much more supportive of copper price.

As at the end of the first quarter, the Company had outstanding contracts whereby 55 million pounds of remaining 2015 copper production was sold at a price of $3.00 per pound, which represents approximately 60% of expected Chapada production. The Company periodically uses forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales.

Currency Risk

United States Dollar - Market Update

The US Dollar has continued to strengthen. The strength has been broad based and all of the Company's operating currencies weakened against the US Dollar during the quarter ended March 31, 2015. Despite the US Dollar strengthening that has already occurred there remains potential for additional strength going forward due to diverging monetary policy between the US and the rest of the world and better US economic performance relative to many other countries.

The US Fed took extraordinary monetary policy actions before other central banks and completed its QE program in 2014 before the ECB announced its own QE program in early 2015. With The Bank of Japan currently operating a QE program and the Bank of Canada recently cutting its benchmark interest rate, the US Fed is likely headed towards tighter monetary policy while other G10 central banks move towards easier policies. This divergence along with the expectation of better US economic growth going forward relative to other G10 countries is likely to attract investment flows into the US which should result in continued US Dollar strength going forward. Should the US Dollar continue to strengthen against the Company’s operating currencies, the Company will benefit in the form of lower operating costs, given that the majority of foreign exchange requirements in 2015 are unhedged and fully unhedged thereafter.

The following summarizes the movement in key currencies vis-à-vis the US Dollar:

105%
95%
85%
75%
65%
55%
45%
35%
25%
Apr-13
May-13
Jun-13
Jul-13
Aug-13
Sep-13
Oct-13
Nov-13
Dec-13
Jan-14
Feb-14
Mar-14
Apr-14
May-14
Jun-14
Jul-14
Aug-14
Sep-14
Oct-14
Nov-14
Dec-14
Jan-15
Feb-15
Mar-15
Brazilian Real
Chilean Peso
Argentinian Peso
Mexican Peso
Canadian Dollar

Average and Period-end Market Exchange Rate

For the three months ended March 31,	2015	2014	Variance
Average Exchange Rate
USD-CAD	1.2422	1.1037	12.6%
USD-BRL	2.8756	2.3634	21.7%
USD-ARG	8.6922	7.6283	13.9%
USD-CLP	624.79	552.23	13.1%
USD-MXN	14.962	13.236	13.0%

As at	March 31, 2015	December 31, 2014	Variance	March 31, 2014	Variance
Period-end Exchange Rate
USD-CAD	1.2686	1.1621	9.2%	1.1050	14.8%
USD-BRL	3.1967	2.6576	20.3%	2.2630	41.3%
USD-ARG	8.8190	8.4650	4.2%	8.0029	10.2%
USD-CLP	625.29	606.45	3.1%	549.47	13.8%
USD-MXN	15.264	14.752	3.5%	13.055	16.9%

The Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Brazilian Real versus the United States Dollar and Mexican Pesos versus the United States Dollar. The Company has not entered into any new contracts during the period ended March 31, 2015.

The currency hedge has been accounted for as a cash flow hedge with the effective portion taken to other comprehensive income and the ineffective portion taken to income. Although the currency hedging program has provided additional cash flow over the years in excess of $100 million, the value of the program can become negative in a short period of time due to the volatility of foreign currency relative to the Dollar.

The following table summarizes the details of the currency hedging program as at March 31, 2015:

(Amounts in millions)	Brazilian Real			Mexican Peso
Year of Settlement	Notional Amount	Weighted Average Contract Rate	Market rate as at March 31, 2015	Notional Amount	Weighted Average Contract Rate	Market rate as at March 31, 2015
2015	389.3	2.283	3.197	26.0	13.320	15.264

11.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the Consolidated Financial Statements of the Company.

In December 2012, the Corporation received assessments from the Brazilian federal tax authorities disallowing certain deductions relating to debentures for the years 2007 to 2010. The Corporation believes that these debentures were issued on commercial terms permitted under applicable laws and is challenging these assessments. As such, the Corporation does not believe it is probable that any amounts will be paid with respect to these assessments with the Brazilian authorities and the amount and timing of any assessments cannot be reasonably estimated.

12.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 5 to the Company's annual consolidated financial statements for the year ended December 31, 2014.

In preparing the consolidated financial statements in accordance with the IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's consolidated financial statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgments and key sources of estimation uncertainties in the application of accounting policies during the first quarter ended March 31, 2015 are disclosed in Note 4 to the Company's annual consolidated financial statements for the year ended December 31, 2014.

13.    NON-GAAP AND ADDITIONAL MEASURES

The Company has included certain non-GAAP measures including Cash costs per ounce of gold, Cash costs per ounce of silver, Co-product cash costs per ounce of gold, Co-product cash costs per ounce of silver, Co-product cash costs per pound of copper, All-in sustaining costs per ounce of gold, All-in sustaining costs per ounce of silver, All-in sustaining co-product costs per ounce of gold, All-in sustaining co-product costs per ounce of silver, Adjusted earnings or loss, Adjusted earnings or loss per share and Net debt to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS. The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities. Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

The Company’s business model is focused on the production and sale of precious metals - gold and silver, which accounts for a significant portion of the Company's total revenue generated. The emphasis on precious metals therefore entails the necessity to provide investors with cash costs information that is relevant to their evaluation of the Company’s ability to generate earnings and cash flows for use in investing and other activities.

Cash costs

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about the Company’s underlying cash costs of operations in isolating the impact of precious metal production volumes and the impact of by-product credits on the Company’s cost structure. Cash costs are computed net of by-products or on a co-product basis.

Beginning January 1, 2015, the Company realigned key performance indicators ("KPIs") to support its objective of financial and operating predictability, as such, it no longer discloses a combined precious metal production unit in gold equivalent ounce. Silver production is no longer treated as a gold equivalent. The Company reports production and cost information for gold, silver and copper separately and in addition, by-product costs for gold and silver, applying copper as the credit based on revenue contribution. There is no change in the calculation of copper cash costs.

With this realignment, the KPIs are as follows:

•	Cash costs of gold and silver on a by-product basis - shown on a per ounce basis.

•
The Attributable Cost for each metal is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to gold and silver ounces produced, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal production. These costs are then divided by gold and silver ounces produced.

•	Cash costs of gold and silver on a co-product basis - shown on a per ounce basis.

◦
Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues which will be determined annually.

◦	The Attributable Cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.

•	Cash costs of copper on a co-product basis - shown on a per pound basis.

◦	Costs attributable to copper production are divided by commercial copper pounds produced.
Cash costs per ounce of gold and silver ounce, and per pound of copper are calculated on a weighted average basis.

All-in sustaining costs

All-in sustaining costs per ounce of gold and silver seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on cash costs and co-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense. All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

•	All-in sustaining costs reflect by-product copper revenue credits and 100% of the aforementioned cost components.

•
All-in sustaining co-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities.

Cash costs per ounce of gold and silver, Co-product cash costs per ounce of gold and silver, all-in sustaining costs per ounce of gold and silver and all-in sustaining co-product costs per ounce of gold and silver are from continuing operations and exclude Ernesto/Pau-a-Pique, a discontinued operation.

The following tables provide a reconciliation of cost of sales per the Consolidated Financial Statements to (i) Cash costs per ounce of gold and per ounce of silver, (ii) Co-product cash costs per ounce of gold and per ounce of silver, (iii) Co-product cash costs per pound of copper, (iv) All-in sustaining costs per ounce of gold and per ounce of silver, and (v) All-in sustaining co-product costs per ounce of gold and per ounce of silver.

(i)    Reconciliation of Cost of Sales per the Consolidated Financial Statements to cash costs of gold and silver from continuing operations:

Gold Cash Costs	In millions of US Dollars		US Dollars per ounce
For the three months ended March 31,	2015	2014	2015	2014
Cost of sales (ii)	$280.0	$208.9	$936	$1,076
Adjustments:
Chapada treatment and refining costs related to gold, silver and copper	8.7	7.8	29	40
By-product costs related to silver	(17.6)	(14.7)	(59)	(76)
Inventory movements and adjustments	(7.6)	(5.3)	(25)	(27)
Commercial, overseas freight and other costs	(4.4)	(5.2)	(15)	(27)
By-product credits from Chapada copper revenue including copper pricing adjustment	(64.6)	(80.2)	(216)	(414)
Total gold cash costs (excluding Alumbrera)	$194.5	$111.3	$650	$572
Minera Alumbrera (12.5% interest) cash costs	4.6	(14.3)	4	(98)
Total gold cash costs (ii)	$199.1	$97.0	$654	$474
Commercial gold ounces produced excluding Alumbrera	299,108	194,140
Commercial gold ounces produced including Alumbrera	304,414	204,255

Silver Cash Costs	In millions of US Dollars		US Dollars per ounce
For the three months ended March 31,	2015	2014	2015	2014
Cost of sales (ii)	$280.0	$208.9	$112.76	$95.95
Adjustments:
Chapada treatment and refining costs related to gold, silver and copper	8.7	7.8	3.48	3.56
By-product costs related to gold	(194.5)	(111.3)	(78.32)	(51.08)
Inventory movements and adjustments	(7.6)	(5.3)	(3.05)	(2.44)
Commercial, overseas freight and other costs	(4.4)	(5.2)	(1.77)	(2.38)
By-product credits from Chapada copper revenue including copper pricing adjustment	(64.6)	(80.2)	(26.00)	(36.85)
Total silver cash costs (ii)	$17.6	$14.7	$7.10	$6.76
Commercial silver ounces produced	2,482,910	2,176,852
_____________________________

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(ii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

(ii)    Reconciliation of cost of sales per the Consolidated Financial Statements to co-product cash costs of gold and silver from continuing operations:

Gold Cash Costs	In millions of US Dollars		US Dollars per ounce
For the three months ended March 31,	2015	2014	2015	2014
Cost of sales (i) (iii)	$280.0	$208.9	$936	$1,076
Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(41.1)	(42.8)	(137)	(221)
Silver related cash costs (excluding related TCRC’s) (ii)	(19.1)	(18.2)	(64)	(94)
Treatment and refining costs (“TCRC”) related to Chapada gold	1.2	1.1	4	6
Inventory movements and adjustments	(7.6)	(5.3)	(25)	(33)
Commercial, overseas freight and other costs	(4.4)	(5.2)	(15)	(27)
Total gold co-product cash costs (excluding Alumbrera)	$209.0	$138.5	$699	$707
Minera Alumbrera (12.5% interest) gold cash costs	3.1	3.1	(3)	(20)
Total gold co-product cash costs (iii)	$212.1	$141.6	$696	$687
Commercial gold ounces produced excluding Alumbrera	299,108	194,140
Commercial gold ounces produced including Alumbrera	304,414	204,255

Silver Cash Costs	In millions of US Dollars		US Dollars per ounce
For the three months ended March 31,	2015	2014	2015	2014
Cost of sales (i) (iii)	$280.0	$208.9	$112.76	$95.95
Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(207.7)	(42.8)	(83.67)	(19.64)
Gold related cash costs (excluding related TCRC’s) (ii)	(41.1)	(138.5)	(16.56)	(63.63)
Treatment and refining costs (“TCRC”) related to Chapada silver	0.1	1.1	0.02	0.50
Inventory movements and adjustments	(7.6)	(5.3)	(3.07)	(2.48)
Commercial, overseas freight and other costs	(4.4)	(5.2)	(1.77)	(2.38)
Total silver co-product cash costs (iii)	$19.3	$18.2	$7.71	$8.32
Commercial silver ounces produced	2,482,910	2,176,852
____________________________

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value is 80% copper, 20% gold and silver at Chapada (2014 - 80% copper and 20% gold and silver). TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

(iii)    Reconciliation of cost of sales per the Consolidated Financial Statements to co-product cash costs of copper:

Copper Cash Costs	In millions of US Dollars		US Dollars per ounce
For the three months ended March 31,	2015	2014	2015	2014
Cost of sales (i) (iii)	$280.0	$208.9	$10.43	$7.58
Adjustments:
Gold related cash costs (excluding related TCRC’s) (ii)	(207.7)	(137.4)	(7.74)	(4.99)
Silver related cash costs (excluding related TCRC’s) (ii)	(19.1)	(18.2)	(0.71)	(0.66)
TCRC related to Chapada copper	7.5	6.7	0.28	0.25
Inventory movements and adjustments	(7.6)	(5.3)	(0.28)	(0.15)
Commercial, overseas freight and other costs	(4.4)	(5.2)	(0.17)	(0.19)
Total copper co-product cash costs (excluding Alumbrera)	$48.7	$49.5	$1.81	$1.84
Minera Alumbrera (12.5% interest) copper cash costs	14.3	17.2	0.29	0.12
Total copper co-product cash costs (iii)	$63.0	$66.7	$2.10	$1.96
Commercial copper produced excluding Alumbrera (millions of lbs)	26.8	27.6
Commercial copper produced including Alumbrera (millions of lbs)	29.9	34.7
______________________________

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value is 80% copper, 20% gold and silver at Chapada (2014 - 80% copper and 20% gold and silver). TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

(iv)    All-in sustaining costs from continuing operations:

Gold All-in Sustaining Costs	In millions of US Dollars		US Dollars per ounce
For the three months ended March 31,	2015	2014	2015	2014
Total gold cash costs (i)	$199.1	$96.9	$654	$474
General and administrative, excluding share-based compensation	23.4	24.3	77	119
Sustaining capital expenditures	44.7	50.2	146	246
Exploration and evaluation expense	4.9	4.1	16	20
Total gold all-in sustaining costs	$272.1	$175.5	$893	$859
Commercial gold ounces produced including Alumbrera	304,414	204,255

Silver All-in Sustaining Costs	In millions of US Dollars		US Dollars per ounce
For the three months ended March 31,	2015	2014	2015	2014
Total silver cash costs (i)	$17.6	$14.7	$7.10	$6.76
General and administrative, excluding share-based compensation	2.3	3.1	0.94	1.42
Sustaining capital expenditures	5.4	9.2	2.19	4.25
Exploration and evaluation expense	0.5	0.5	0.22	0.24
Total silver all-in sustaining costs	$25.8	$27.5	$10.45	$12.67
Commercial silver ounces produced	2,482,910	2,176,852
___________

(i)	Chapada copper revenue credits reflected in cash costs.

(v)    All-in sustaining costs on a co-product basis from continuing operations:

Gold All-in Sustaining Co-product Costs	In millions of US Dollars		US Dollars per ounce
For the three months ended March 31,	2015	2014	2015	2014
Total gold co-product cash costs	$212.0	$140.3	$696	$687
General and administrative, excluding share-based compensation (i)	19.5	19.7	64	97
Sustaining capital expenditures (ii)	37.3	48.1	123	235
Exploration and evaluation expense (i)	3.9	3.1	13	15
Total gold all-in sustaining co-product costs	$272.7	$211.2	$896	$1,034
Commercial gold ounces produced including Alumbrera	304,414	204,255

Silver All-in Sustaining Co-product Costs	In millions of US Dollars		US Dollars per ounce
For the three months ended March 31,	2015	2014	2015	2014
Total silver co-product cash costs	$19.1	$18.1	$7.71	$8.32
General and administrative, excluding share-based compensation (i)	1.9	2.5	0.78	1.14
Sustaining capital expenditures (ii)	4.7	9.0	1.88	4.12
Exploration and evaluation expense (i)	0.4	0.4	0.18	0.19
Total silver all-in sustaining co-product costs	$26.1	$30.0	$10.55	$13.77
Commercial silver ounces produced	2,482,910	2,176,852
___________

(i)
Chapada's general and administrative expense and exploration expense are allocated reflecting costs incurred on the related activities at Chapada. G&A and exploration expenses of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

(ii)
Chapada's sustaining capital expenditures are allocated reflecting costs incurred on the related activities at Chapada. Sustaining capital expenditures of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals on mineral interests and other assets, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains)/ losses on available-for-sale securities and other assets, (h) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates; (i) reorganization costs; (j) non-recurring provisions; (k) (gains) losses on sale of assets; (l) any other non-recurring adjustments and the tax impact of any of these adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. Reconciliations of Adjusted Earnings to net earnings is provided in Section 5.1, First Quarter Overview of Financial Results and Section 5.2 First Quarter Overview of Financial Results for the three months ended March 31, 2015, respectively.

NET DEBT

The Company uses the financial measure "Net Debt" to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of Net Debt is not meant to be a substitute for the debt information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net Debt is calculated as the sum of the current and non-current portions of long-term debt excluding debt assumed from the Company's 50% interest in Canadian Malartic which is neither corporate nor guaranteed by the Company net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of the non-GAAP measure is provided below:

As at (In millions of United States Dollars)	March 31, 2015	December 31, 2014
Debt
Non-current portion	1,817.0	2,025.4
Current portion	29.4	34.6
Total debt	1,846.4	2,060.0
Less: Canadian Malartic debt	91.1	105.2
Less: Cash and cash equivalents	121.1	191.0
Net Debt	1,634.2	1,763.8

ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•	Gross margin excluding depletion, depreciation and amortization- represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization.

•	Mine operating earnings - represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.

•	Operating earnings - represents the amount of earnings before net finance income/expense and income tax expense.

•
Cash flows from operating activities before changes in non-cash working capital — excludes the non-cash movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.

•
Depletion, depreciation and amortization ("DD&A") per ounce of gold and silver, and per pound of copper — is a unitary measure of DD&A, based on ounces of gold and silver, and pound of copper produced to supplement the Company's disclosure with respect to the performance of each of the operation mines.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before changes in non-cash working capital excludes the non-cash movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

14.    SELECTED QUARTERLY FINANCIAL AND OPERATING SUMMARY

	Mar. 31,	Dec. 31	Sep. 30,	Jun. 30
(In millions of Dollars, unless otherwise noted)	2015	2014	2014	2014
Financial results
Revenues (i)	$458.1	$542.9	$494.4	$443.8
Mine operating earnings	$40.2	$87.6	$84.2	$80.8
Net (loss)/earnings from continuing operations (iv)	$(135.2)	$(299.5)	$(879.6)	$15.7
Adjusted (loss)/earnings (ii) from continuing operations (iv)	$(37.5)	$(16.2)	$(2.0)	$49.9
Net (loss)/earnings (iv)	$(151.8)	$(335.3)	$(1,023.3)	$5.1
Cash flows from operating activities from continuing operations (iv)	$2.0	$183.6	$156.5	$143.0
Cash flows from operating activities before changes in non-cash working capital (ii)(iv)	$96.0	$166.4	$185.6	$148.9
Cash flows to investing activities from continuing operations (iv)	$(73.2)	$(150.7)	$(138.1)	$(653.7)
Cash flows (to) from financing activities operations from continuing operations (iv)	$2.9	$(10.4)	$34.1	$419.3
Per share financial results
Net (loss)/earnings per share from continuing operations attributable to Yamana equity holders
Basic	$(0.15)	$(0.34)	$(1.00)	$0.02
Diluted	$(0.15)	$(0.35)	$(1.00)	$0.02
Adjusted (loss)/earnings per share (ii) from continuing operations attributable to Yamana equity holders
Basic and diluted	$(0.04)	$(0.02)	$—	$0.06

Weighted average number of common shares outstanding - basic (in thousands)	913,716	877,664	877,551	772,565
Weighted average number of common shares outstanding - diluted (in thousands)	913,716	880,841	877,551	773,602
Financial position
Cash and cash equivalents	$121.1	$191.0	$167.0	$174.0
Total assets	$12,405.4	$12,530.7	$12,784.7	$13,473.7
Total long term liabilities	$4,925.7	$5,066.1	$5,057.5	$4,678.0
Production - Gold
Commercial gold ounces produced (v)	304,414	350,159	302,875	259,728
Commissioning gold ounces produced (iii) (v)	—	—	23,722	19,390
Discontinued operations - gold ounces	460	2,414	5,745	5,246
Total gold ounces produced	304,874	352,573	332,342	284,364
Cash costs per gold ounce produced (ii) (v)	$654	$513	$528	$540
Co-product cash costs per gold ounce produced (ii) (v)	$696	$640	$695	$646
All-in sustaining costs per gold ounce produced (ii) (v)	$893	$816	$867	$897
All-in sustaining co-product costs per gold ounce produced (ii) (v)	$896	$893	$971	$951
Production - Silver
Commercial silver ounces produced (v)	2,482,910	2,652,036	2,946,664	2,369,969
Cash costs per silver ounce produced (ii) (v)	$7.10	$5.86	$4.80	$6.57
Co-product cash costs per silver ounce produced (ii) (v)	$7.71	$7.88	$6.84	$8.01
All-in sustaining costs per silver ounce produced (ii) (v)	$10.45	$10.02	$8.80	$11.76
All-in sustaining co-product costs per silver ounce produced (ii) (v)	$10.55	$11.17	$9.99	$12.47
Production - Other
Chapada concentrate production (tonnes)	47,685	63,955	69,279	60,975
Chapada copper contained in concentrate (millions of pounds)	26.8	35.0	38.0	33.0
Chapada co-product cash costs per pound of copper	$1.81	$1.57	$1.59	$1.75
Sales Included in Revenue (excluding 12.5% interest in Alumbrera)
Gold (ounces)	296,167	346,588	287,180	253,111
Silver (millions of ounces)	2.4	2.8	2.7	2.2
Chapada concentrate (tonnes)	50,337	66,534	70,288	56,010
Chapada payable copper contained in concentrate (millions of pounds)	26.7	33.8	35.7	28.7
Average Realized Prices
Gold - per ounce (i)	$1,217	$1,199	$1,276	$1,292
Silver - per ounce (i)	$16.74	$16.39	$19.27	$19.81
Copper - per pound (i)	$2.89	$2.99	$3.14	$3.11

	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,
(In millions of Dollars, unless otherwise noted)	2014	2013	2013	2013
Financial results
Revenues (i)	$353.9	$420.7	$456.7	$430.5
Mine operating earnings	$33.1	$70.1	$144.0	$118.6
Net (loss)/earnings from continuing operations (iv)	$(31.4)	$(414.7)	$45.6	$(9.1)
Adjusted (loss)/earnings (ii) from continuing operations (iv)	$9.9	$36.8	$69.9	$48.4
Net (loss)/earnings (iv)	$(29.6)	$(583.9)	$43.5	$(7.9)
Cash flows from operating activities from continuing operations (iv)	$30.7	$165.9	$94.8	$157.1
Cash flows from operating activities before changes in non-cash working capital (ii)(iv)	$93.9	$165.2	$177.5	$149.7
Cash flows to investing activities from continuing operations (iv)	$(139.2)	$(241.2)	$(205.6)	$(262.8)
Cash flows (to) from financing activities operations from continuing operations (iv)	$97.2	$66.7	$(27.3)	$150.1
Per share financial results
(Loss)/earnings per share from continuing operations attributable to Yamana equity holders
Basic and diluted	$(0.04)	$(0.55)	$0.06	$(0.01)
Adjusted (loss)/earnings per share (ii) from continuing operations attributable to Yamana equity holders
Basic and diluted	$0.01	$0.05	$0.09	$0.07

Weighted average number of common shares outstanding - basic (in thousands)	753,356	752,995	752,918	752,533
Weighted average number of common shares outstanding - diluted (in thousands)	753,356	752,995	753,816	752,533
Financial position
Cash and cash equivalents	$209.5	$220.0	$232.1	$379.8
Total assets	$11,375.5	$11,410.7	$12,026.2	$11,960.9
Total long term liabilities	$3,717.2	$3,615.5	$3,589.6	$3,593.1
Production - Gold
Commercial gold ounces produced (v)	204,254	233,866	246,072	249,854
Commissioning gold ounces produced (iii) (v)	18,605	16,614	11,101	656
Discontinued operations - gold ounces	5,511	9,707	6,657	7,098
Total gold ounces produced	228,370	260,187	263,830	257,608
Cash costs per gold ounce produced (ii) (v)	$474	$429	$369	$476
Co-product cash costs per gold ounce produced (ii) (v)	$687	$674	$589	$582
All-in sustaining costs per gold ounce produced (ii) (v)	$859	$779	$747	$926
All-in sustaining co-product costs per gold ounce produced (ii) (v)	$1,034	$975	$916	$965
Production - Silver
Commercial silver ounces produced (v)	2,176,853	2,179,016	2,155,185	1,896,886
Cash costs per silver ounce produced (ii) (v)	$6.76	$7.10	$6.92	$9.50
Co-product cash costs per silver ounce produced (ii) (v)	$8.32	$10.05	$9.69	$10.93
All-in sustaining costs per silver ounce produced (ii) (v)	$12.67	$12.40	$12.69	$16.99
All-in sustaining co-product costs per silver ounce produced (ii) (v)	$13.77	$14.67	$14.72	$17.31
Production - Other
Chapada concentrate production (tonnes)	51,570	67,395	67,315	55,511
Chapada copper contained in concentrate production (millions of pounds)	27.6	36.0	36.8	30.1
Chapada co-product cash costs per pound of copper	$1.84	$1.53	$1.48	$1.76
Sales Included in Revenue (excluding 12.5% interest in Alumbrera)
Gold (ounces)	192,587	218,223	232,284	233,714
Silver (millions of ounces)	2.2	2.1	2.2	1.8
Chapada concentrate (tonnes)	48,747	67,616	68,512	50,728
Chapada payable copper contained in concentrate (millions of pounds)	25.4	34.5	35.7	26.7
Average Realized Prices
Gold - per ounce (i)	$1,300	$1,277	$1,332	$1,385
Silver - per ounce (i)	$20.43	$20.63	$21.45	$22.55
Copper - per pound (i)	$3.25	$3.37	$3.13	$3.05

(i)	Revenue consists of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations.

(ii)
A cautionary note regarding non-GAAP measures is included in Section 13 of this MD&A. Balances include the 12.5% equity interest in Alumbrera as applicable. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(iii)	Including commissioning ounces from C1 Santa Luz and Pilar.

(iv)	Balances are attributable to Yamana Gold Inc. equity holders.

(v)	Balances are from continuing operations.

15.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•
providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended March 31, 2015, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between March 31, 2015 and December 31, 2014 and results of operations for the periods ended March 31, 2015 and March 31, 2014.

This Management’s Discussion and Analysis has been prepared as of April 28, 2015. The condensed consolidated interim financial statements prepared in accordance with IFRS as issued by IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the annual audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2014 (collectively the “Financial Statements”). You are encouraged to review the financial statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2014 and the most recent Annual Information Form for the year ended December 31, 2014 on file with the Securities Commissions of all of the provinces in Canada, which are included in the 2014 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil, the new tax reform bill in Mexico, the amended federal income tax statute in Argentina and the new Chilean tax reform package, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, the Argentine peso and the Mexican peso versus the United States dollar) possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to non-core mine disposition, our expectations relating to the Osisko Acquisition (as defined herein), including with respect to anticipated benefits thereof and the magnitude of synergies therefrom, and the performance of the assets acquired from Osisko (as defined herein), and risks related to other acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, including but not limited to, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2014 and other continuous disclosure documents filed by the Company since January 1, 2015 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”).  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

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